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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of December 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F ___X___ Form 40-F _______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                             Yes _______ No ___X___

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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SMALL-SCALE SHARE SWAP WITH GOOD MORNING SHINHAN SECURITIES

The small-scale share swap between Shinhan Financial Group ("SFG") and Good Morning Shinhan Securities ("GMSH"), our brokerage arm, was completed on December 23, 2004. Newly issued SFG common stock resulting from the share swap was scheduled to be traded in the Korea Stock Exchange starting on January 7, 2005. Previous GMSH shareholders whose shares were exchanged by SFG common shares became shareholders of Shinhan Financial Group on December 23, 2004 and therefore, they are entitled to receive dividends for the fiscal year 2004. The dividend rate will be determined at our general shareholders' meeting to be held in March 2005.


SALE OF SSANGYONG MOTORS' COMMON SHARES BY CHOHUNG BANK

On December 27, 2004, creditor banks (including Chohung Bank) of Ssangyong Motors agreed on the termination of the Joint Workout for Ssangyong Motors. The termination date is expected to be January 27, 2005, on which the stock purchase agreement between Shanghai Automotive Group Co., Ltd and creditor banks is scheduled to be executed. Pursuant to the stock purchase agreement, Chohung Bank will sell 12,200,216 shares or 10.10% of Ssangyong Motors' common stock to Shanghai Automotive Group for KRW 10,000 per share or for an aggregate selling price of approximately KRW 122 billion. With this transaction, Chohung Bank's equity ownership in Ssangyong Motors will decrease to 0%.



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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name: Byung Jae Cho
                                            Title:  Chief Financial Officer

Date: December 28, 2004